SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

DETAILED FINAL VOTING MAP

EXTRAORDINARY GENERAL MEETING

HELD ON DECEMBER 20, 2019

São Paulo, December 27, 2019 – Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), pursuant to CVM Instruction 481/09, hereby disclosed to its shareholders and the market the detailed final voting map of the Extraordinary General Meeting of the Company held on December 20, 2019 (“EGM”), which consolidates the voting instructions made in person by the shareholders, as computed in the EGM, including the first five digits of the shareholders’ individual or corporate taxpayer identification number (CPF or CNPJ, respectively), their vote on each item, and information about their shareholding position.

As there was no remote voting in this EGM, pursuant to CVM Ruling No. 481/09, the detailed final voting map would not need to be submitted. However, as we are always seeking the best Corporate Governance practices, Braskem is now disclosing it in the form of Exhibit I.

Further information can be obtained from Braskem’s Investor Relations Department by phone: +55 (11) 3576-9531 or by e-mail: braskem-ri@braskem.com.br.

GED - 4597703v1

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

EXHIBIT I

DETAILED FINAL VOTING MAP

EXTRAORDINARY GENERAL MEETING

HELD ON DECEMBER 20, 2019

Resolution Description
1

Resolve on the replacement of one (01) effective member of the Company’s Board of Directors, appointed by the controlling shareholder, to fulfill the current term of office, until the Annual General Meeting that will appraise the Company’s financial statements for the fiscal year to end on December 31, 2019.

2

Definition of the new Chairman for the Company’s Board of Directors, appointed by the controlling shareholder among the members of the Board of Directors, to conclude the remaining term of office, until the Annual General Meeting that will appraise the Company’s financial statements for the fiscal year to end on December 31, 2019.

Resolution	CNPJ/CPF first 5 digits	Resolution	Number of shares
			(ON)(1)
1	22606	APPROVAL	226,334,622
	51447	APPROVAL	1
	33000	APPROVAL	212,426,952
2	22606	APPROVAL	226,334,622
	51447	APPROVAL	1
	33000	APPROVAL	212,426,952

(1) ON shares are common shares issued by the Company.

GED - 4597703v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.